Exhibit 12.1

Tyco International Ltd.

Computation of Ratio of Earnings to Fixed Charges(1)

(dollars in millions)

	For The Nine Months Ended
	June 26,	June 27,	Fiscal
	2009	2008	2008	2007	2006	2005	2004
Earnings:
(Loss) income from continuing operations before income taxes, minority interest and cumulative effect of accounting changes	(1,983)	1,083	1,431	(2,196)	1,122	596	415
Add: Fixed Charges	324	425	536	451	410	456	518
Less: Capitalized interest	1	1	1	3	1	1	—
	(1,660)	1,507	1,966	(1,748)	1,531	1,051	933
Fixed Charges:
Interest expense before capitalized interest	226	323	397	313	280	322	377
Capitalized interest	1	1	1	3	1	1	—
Rentals (one-third rent)	97	101	138	135	129	133	141
Total fixed charges	324	425	536	451	410	456	518

Ratio of earnings to fixed charges	— (2)	3.55	3.67	— (3)	3.73	2.30	1.80

(1)

The ratio of earnings to fixed charges is computed by dividing the sum of earnings before income taxes, minority interest and cumulative effect of accounting changes and fixed charges by fixed charges. Fixed charges represent interest expense (before interest is capitalized), amortization of debt premiums and discounts, capitalized expenses related to indebtedness and an appropriate interest factor on operating leases. Fixed charges represent amounts relating to continuing operations.

(2)	For the nine months ended June 26, 2009, fixed charges exceeded earnings by $1,984 million.

(3)	In fiscal 2007, fixed charges exceeded earnings by $2,199 million.